Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”) is made by and between Destination Maternity Corporation (the “Company”) and Marla A. Ryan (the “Executive”).

WHEREAS, Executive has been providing services to the Company since May 29, 2018 (the “Start Date”) as the Company’s interim Chief Executive Officer;

WHEREAS, the parties wish to enter into this Agreement to memorialize the terms of Executive’s employment by the Company.

NOW, THEREFORE, in consideration of the foregoing and intending to be bound hereby, the parties agree as follows:

1. Employment. The Executive’s employment pursuant to the terms and conditions of this Agreement shall commence as of the date of this Agreement (the “Effective Date”). During the Term (as defined below), the Executive shall be employed as the Chief Executive Officer of the Company. In such position, the Executive shall render executive and management services to the Company consistent with such position as may be reasonably assigned to the Executive by the Board of Directors of the Company (the “Board”). During the Term, the Executive shall report to and shall be subject to the oversight and direction of the Board.

2. Term. Subject to earlier termination as provided for in Section 6 hereof, the term of the Executive’s employment under this Agreement shall be for a period of three years from the Effective Date; provided, however, that, on the third anniversary of the Effective Date and on each anniversary of such date (each, an “End Date”), the Executive’s employment hereunder shall renew automatically for a successive additional one (1) year period unless notice of non-renewal is given by either party to the other at least ninety (90) days in advance of the next following End Date. The period of the Executive’s employment pursuant to the terms and conditions of this Agreement is referred to herein as the “Term.”

3. Duties. Executive will devote her best efforts and substantially all of her business time and services to the Company and its affiliates to perform such duties as may be customarily incident to her position and as may reasonably be assigned to her from time to time by the Board. Executive will not, in any capacity, engage in other business activities or perform services for any other individual, firm or corporation without the prior written consent of the Board. During the Term, the Executive, with the prior written consent of the Board in each instance, may serve on corporate, civic or charitable board of directors or committees and, without such consent, may manage personal investments, in each case so long as such activities are not in competition and do not interfere with the performance of the Executive’s responsibilities hereunder.

4. Place of Performance. Executive will perform her services hereunder at the principal executive offices of the Company in Moorestown, New Jersey; provided, however, that Executive may be required to travel from time to time for business purposes.

5. Compensation and Indemnification.

5.1. Base Salary. Executive’s annual salary will be $350,000 (the “Base Salary”), paid in accordance with the Company’s payroll practices as in effect from time to time. The Base Salary will be reviewed annually by the Compensation Committee of the Board (the “Committee”).

5.2. Incentive Compensation.

5.2.1. During the Term, Executive shall be eligible to receive an incentive bonus, calculated as a percentage (%) of the Company’s adjusted EBITDA for each calendar year in the Term, as follows: (a) if estimated adjusted EBITDA level is less than or equal to the Company’s previous year’s actual adjusted EBITDA, 1.2% of the difference between estimated adjusted EBITDA and $0; (b) if estimated adjusted EBITDA level is above last year’s actual adjusted EBITDA and below budgeted adjusted EBITDA, 1.2% of previous calendar year’s adjusted EBITDA plus 3.5% of the difference of estimated adjusted EBITDA and last year’s actual adjusted EBITDA; and (c) if estimated adjusted EBITDA level is above budgeted adjusted EBITDA, 1.2% of previous calendar year’s adjusted EBITDA plus 3.5% of the difference of budgeted adjusted EBITDA and the previous calendar year’s adjusted EBITDA plus 7.0% of the difference of estimated adjusted EBITDA and budgeted adjusted EBITDA (such bonus, the “Incentive Compensation”). The Board shall determine, in good faith, in consultation with the Executive and the other members of the Company’s executive management team, the budgeted adjusted EBITDA (including the definition of EBITDA) on or before the start of the calendar year for which such Incentive Compensation is payable and the estimated and actual adjusted EBITDA for each calendar year of the Term. For the 2018 calendar year, Executive shall be provided with Incentive Compensation under the formula stipulated above, calculated based on adjusted EBITDA commencing with the second quarter through the end of the fourth quarter of the Company’s calendar year. The amount of such Incentive Compensation payable to Executive with respect to the 2018 calendar year shall be pro-rated from the Start Date, determined by multiplying adjusted EBITDA for the second through fourth quarters of the Company’s 2018 calendar year by the applicable percentage, as determined in this Section 5.2.1, and multiplying the product thereof by a fraction, (i) the numerator of which shall be the number of days elapsed in the 2018 calendar year beginning on the Start Date and (ii) the denominator of which shall be two hundred seventy six (276), and payable in one lump sum on or before two and one-half (2-1/2) months after the end of the Company’s fiscal year.

5.2.2. Unless otherwise provided herein, the Incentive Compensation will be paid in twelve monthly distributions after the Company’s estimated adjusted EBITDA is determined for the applicable calendar year, subject to adjustment up or down from time to time based on actual results compared to estimates and anticipated underpayments or overpayments of monthly draws. Monthly payments of Incentive Compensation shall be subject to “true up” following the completion of the audited financial statements of the Company. In the event of any underpayment, the Company shall pay such underpayment within thirty (30) days following the completion of such audited financial statements. In the event of any overpayment, the amount of such overpayment(s) shall be deducted from Executive’s Incentive Compensation for the next succeeding monthly Incentive Compensation payment(s) until such overpayment has been absorbed by such deductions. In the event any overpayments have not been fully recovered upon the expiration or termination of the Term, the amount of such un-recovered overpayment(s) shall be deducted from any amounts payable by the Company pursuant to Section 6.1 of this Agreement, and if no amounts are payable by the Company pursuant to Section 6.1 of this Agreement, the amount of such un-recovered overpayments shall be paid by Executive to the Company within thirty (30) days following the Company’s written request.

5.2.3. Executive’s total cash compensation (i.e., Base Salary and the Incentive Compensation) shall not exceed $2,000,000 for any calendar year of the Term.

5.3. Equity Awards.

5.3.1. Subject to approval by the Committee and the Board, for fiscal year 2018, Executive shall be entitled to receive a one-time equity grant with a grant date fair value of $600,000 (the “Initial Grant”) and a one-time equity grant for fiscal year 2018 with a grant date fair value of $200,000 (the “2018 FY Grant,” and together with the Initial Grant, the “2018 LTIP”), calculated as of the grant date, which shall be no later than thirty (30) days from the Effective Date. The 2018 LTIP shall be collectively allocated as follows: (i) 20% in restricted stock units, vesting in four equal annual increments beginning on the first anniversary of the Effective Date, as further set forth in the Restricted Stock Unit Award Agreement (the “RSU Agreement”), attached hereto as Exhibit A, (ii) 50% in restricted stock units that vest based on the attainment of certain performance goals, as further provided in the Performance RSU Agreement (the “Performance RSU Agreement”), attached hereto as Exhibit B; and (iii) 30% in stock options to purchase common stock in the Company, vesting in four equal annual increments beginning on the first anniversary of the Effective Date, as further set forth in the Stock Option Award Agreement (the “Option Agreement”), attached hereto as Exhibit C. The 2018 LTIP will be subject to the terms of the RSU Agreement, Performance RSU Agreement and Option Agreement and the Company’s 2005 Equity Incentive Plan, as amended and restated (the “Plan”). For future fiscal years in the Term, Executive will be eligible for grants of equity under the Plan in an amount (which for the avoidance of doubt, may be less than the 2018 FY Grant) and on the terms as decided by the Committee in its sole discretion.

5.3.2. In the event that the Committee determines that following the determination of the number of restricted stock units and stock options to be granted to Executive pursuant to the 2018 LTIP a reasonable number of shares do not remain reserved under the Plan, the Committee will adjust the 2018 LTIP downwards in good faith. In the event of such downward adjustment in the 2018 LTIP, the Company shall defer the remainder of the amount of the 2018 LTIP not granted hereunder, until the next calendar year in the Term when such shares become available for grant, as determined in the Committee’s good faith discretion.

5.4. Participation in Employee Benefit Plans. During the Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company and made available to its senior executives generally including, without limitation, all pension, retirement, profit sharing, savings, medical, hospitalization, disability, life or travel accident insurance, vacation, sick leave, perquisite and personal leave plans. The Executive’s participation in such plans, practices and programs shall be on the same basis and terms as are generally applicable to the other senior executives of the Company.

5.5. Paid Time Off. Executive will be entitled to four (4) weeks of paid time off each year, in addition to sick leave, personal days and holidays in accordance with Company policies in effect from time to time. The accrual, usage, carryover and expiration of such paid time off will be subject to the policies of the Company, as in effect from time to time.

5.6. Business Expenses. During the Term, the Executive shall be entitled to reimbursement of necessary and reasonable business expenses incurred by the Executive consistent with the Company’s policy.

5.7. Indemnification. During her employment and thereafter, the Company agrees to indemnify and hold Executive harmless in connection with actual, potential or threatened actions or investigations related to Executive’s services for, or employment by, the Company and/or its subsidiaries in the same manner as other officers and directors to the fullest extent provided in the Company’s by-laws and to be covered by D&O insurance to the maximum extent and length of coverage of any other officer or director of Company.

5.8. Legal Fees. The Company will reimburse Executive for up to $18,750 for the reasonable legal fees incurred in connection with the negotiation of this Agreement and related agreements and obligations. Such reimbursement will be made within sixty (60) days following execution of this Agreement and will be subject to Executive’s delivery of appropriate documentation of these expenses.

6. Termination. Upon any cessation of her employment with the Company, Executive will be entitled only to such compensation and benefits as described in this Section 6. Upon any cessation of her employment for any reason, unless otherwise requested by the Board, Executive agrees to resign immediately from all officer and director positions she then holds with the Company and its affiliates.

6.1. Termination without Cause or for Good Reason. If Executive’s employment by the Company ceases due to a termination by the Company without Cause (as defined below) or a resignation by Executive for Good Reason (as defined below) (each a “Qualifying Termination”), Executive will be entitled to:

6.1.1. payment of all accrued and unpaid Base Salary through the date of such cessation;

6.1.2. payment of any Incentive Compensation not yet paid, but earned for the calendar year in which the Executive’s employment is terminated, in an amount determined by multiplying adjusted EBITDA for the period of the calendar year immediately preceding the date of termination by the applicable percentage, as determined pursuant to Section 5.2.1 and multiplying the product thereof by a fraction, (i) the numerator of which shall be the number of days in the period from the beginning of such calendar year through the date of the termination of Executive’s employment and (ii) the denominator of which shall be three hundred sixty-five (365) (provided, for purposes of clarity and the avoidance of doubt, that if a Qualifying Termination occurs in 2018, such pro-rata reduction not shall occur, and amount of the Incentive Compensation in respect of 2018 (the “2018 Incentive Compensation”) payable under this Section 6.1.2 shall be determined pursuant to Section 5.2.1 calculated from the Start Date through the date of the termination of Executive’s employment, and provided further that for a Qualifying Termination occurring in 2019 prior to the payment of the 2018 Incentive Compensation, the amount payable hereunder shall be (i) the amount calculated from the Start Date through December 31, 2018 for the 2018 Incentive Compensation, and (ii) the amount calculated pursuant to the remainder of this Section 6.1.2 in respect of Incentive Compensation for 2019). Such amount shall be reduced by any payments of Incentive Compensation already made to Executive for the calendar year in which Executive’s employment is terminated pursuant to Section 6.1. Such payment (if any) shall be made on the Company’s next regularly scheduled payment date of the Incentive Compensation, as if Executive’s employment had not been terminated hereunder, provided that such payment shall be subject to any true-up required under Section 5.2.2;

6.1.3. payment of (i) six (6) months of Executive’s Base Salary, in the event that such Qualifying Termination occurs in the first twelve (12) months of the Term; (ii) nine (9) months of Executive’s Base Salary, in the event that such Qualifying Termination occurs in the second year of the Term; and (iii) twelve (12) months of Executive’s Base Salary, in the event that such Qualifying Termination occurs in the third year of the Term or thereafter, in each case of (i), (ii) and (iii), payable in equal monthly installments; and

6.1.4. waiver of the applicable premium otherwise payable for COBRA continuation coverage for Executive (and, to the extent covered immediately prior to the date of such cessation, her spouse and eligible dependents) for a period equal to twelve (12) months. Except as otherwise provided in this Section 6.1, all compensation and benefits will cease at the time of such cessation and the Company will have no further liability or obligation by reason of such cessation.

The payments and benefits described in this Section 6.1 are in lieu of, and not in addition to, any other severance arrangement maintained by the Company. Notwithstanding any provision of this Agreement, the payments and benefits described in Section 6.1 are conditioned on Executive’s execution and delivery to the Company, within 45 days following her cessation of employment, of a general release of claims against the Company and its affiliates in such form as the Company may reasonably require (the “Release”). Subject to Section 6.4, below, and provided the Release is not revoked, the severance benefits described herein will begin to be paid or provided (x) 15 days after the Release has been delivered (on the Company’s next regularly scheduled payroll date), if the 60-day period following the cessation of employment does not straddle two calendar years; or (y) the later of 15 days after the Release has been delivered or the Company’s first regularly scheduled payroll date in the calendar year following the cessation of employment, if the 60-day period following such cessation straddles two calendar years.

6.2. Termination Following a Change in Control. For cessations of employment due to a Qualifying Termination that occur during the two-year period following consummation of a Change in Control, (a) the references in Section 6.1.3 to “6 months of Executive’s Base Salary”, “9 months of Executive’s Base Salary” and “12 months of Executive’s Base Salary” will be replaced with “24 months of Executive’s Base Salary,” and the reference to “payable in equal monthly installments” will be replaced with “payable in one lump sum,” and (b) the reference in Section 6.1.4 to “12 months” will be replaced with “18 months”. For avoidance of doubt, the payment of these enhanced severance benefits is subject to the release requirements described at the end of Section 6.1.

6.3. Other Terminations. If Executive’s employment with the Company ceases for any reason other than as described in Section 6.1, above (including but not limited to termination (a) by the Company for Cause, (b) as a result of Executive’s death, (c) as a result of Executive’s Disability or (d) by Executive without Good Reason), then the Company’s obligation to Executive will be limited solely to the payment of accrued and unpaid Base Salary through the date of such cessation, provided however, that in the case of the Executive’s death or Disability, the 2018 LTIP will vest pro-rata through the date of Executive’s termination, and the Executive (or her estate as the case may be) shall be entitled to payment of a pro-rated portion of the

Incentive Compensation and a pro-rated portion of the 2018 LTIP earned but not yet vested on the date of her death or disability. The 2018 LTIP and Incentive Compensation payment pursuant to this Section 6.3, shall be based on actual performance of the Company through the termination date (and subject to any true-ups pursuant to Section 5.2.2), and payable when such compensation would otherwise have become payable, notwithstanding Executive’s death or Disability. All compensation and benefits will cease at the time of such cessation and, except as otherwise provided by COBRA, the Company will have no further liability or obligation by reason of such termination. The foregoing will not be construed to limit Executive’s right to payment or reimbursement for claims incurred prior to the date of such termination under any insurance contract funding an employee benefit plan, policy or arrangement of the Company in accordance with the terms of such insurance contract.

6.4. Compliance with Section 409A.

6.4.1. If the termination giving rise to the payments described in Section 6.1 is not a “Separation from Service” within the meaning of Treas. Reg. § 1.409A-1(h)(1) (or any successor provision), then the amounts otherwise payable pursuant to that section will instead be deferred without interest and will not be paid until Executive experiences a Separation from Service. In addition, to the extent compliance with the requirements of Treas. Reg. § 1.409A-3(i)(2) (or any successor provision) is necessary to avoid the application of an additional tax under Section 409A of the Code to payments due to Executive upon or following her Separation from Service, then notwithstanding any other provision of this Agreement (or any otherwise applicable plan, policy, agreement or arrangement), any such payments that are otherwise due within six months following Executive’s Separation from Service (taking into account the preceding sentence of this paragraph) will be deferred without interest and paid to Executive in a lump sum immediately following that six-month period. This paragraph should not be construed to prevent the application of Treas. Reg. § 1.409A-1(b)(9)(iii)(or any successor provision) to amounts payable hereunder. For purposes of the application of Treas. Reg. § 1.409A-1(b)(4)(or any successor provision), each payment in a series of payments will be deemed a separate payment.

6.4.2. Notwithstanding anything in this Agreement to the contrary, to the extent an expense, reimbursement or in-kind benefit provided to Executive pursuant to this Agreement or otherwise constitutes a “deferral of compensation” within the meaning of Section 409A of the Code (a) the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive in any other calendar year, (b) the reimbursements for expenses for which the Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (c) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

6.5. Compliance with Section 280G. If any payment or benefit due to Executive from the Company or its subsidiaries or affiliates, whether under this Agreement or otherwise, would (if paid or provided) constitute a Parachute Payment (as defined below), then notwithstanding any other provision of this Agreement or any other commitment of the Company, that payment or benefit will be limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax-deductible to the Company by reason of Section 280G of the Code; provided that such reduction shall only apply if the aggregate after-tax value of the Parachute Payments retained by Executive (after giving effect to such reduction) is greater than the aggregate after-tax value (after giving effect to the excise tax imposed by Section 4999 of the Code) of the Parachute Payments to Executive without any such reduction. The determination as to whether and to what extent payments and benefits under this Agreement or otherwise are required to be reduced in accordance with this paragraph will be made at the expense of the Company by an independent expert selected by the Company. If multiple payments or benefits are subject to reduction under this paragraph, such payments or benefits will be reduced in the order that maximizes Executive’s economic position (as determined by such independent expert). If there has been any underpayment or overpayment under this Agreement or otherwise as determined by the independent expert (whether at the time of initial determination or subsequently upon IRS audit), the amount of such underpayment or overpayment shall forthwith be paid to Executive or refunded to the Company, as the case may be.

6.6. Definitions. For purposes of this Agreement:

6.6.1. “Cause” means: (a) conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (b) alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription); (c) willful misconduct or gross negligence in the course of employment; (d) material breach of any published Company policy, including (without limitation) the Company’s ethics guidelines, insider trading policies or policies regarding employment practices; (e) material breach of any agreement with a duty owed to the Company or any of its affiliates, after written notice and a period of ten (10) business days to cure; or (f) refusal to perform the lawful and reasonable directives of the Board that are within the scope of the Executive’s employment. For avoidance of doubt, a separation from service that occurs as a result of a condition entitling the Executive to benefits under any Company sponsored or funded long term disability arrangement will not constitute a termination “without Cause.”

6.6.2. “Change in Control” means the first to occur of any of the events described in Section 1(f) of the Plan (or any successor provision). Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred unless such event would also be a Change in Control under Section 409A of the Code.

6.6.3. “Conflicting Product” means any product, process or service which is the same as, similar to or competitive with any Company product (which includes third-party products that are distributed by Company), process, or service. Conflicting Products include, but are not limited to, maternity and nursing apparel and related accessories.

6.6.4. “Disability” shall have the meaning set forth in the Plan.

6.6.5. “Good Reason” means any of the following, without the Executive’s prior consent: (a) a change in title or removal from the Board; (b) a reduction in Base Salary or a reduction in the percentage thresholds used to calculate the Incentive Compensation, in a manner designed to reduce the overall Incentive Compensation payable to Executive; or (c) a relocation of the Executive’s principal worksite more than 50 miles. However, none of the foregoing events or conditions will constitute Good Reason unless the Executive provides the Company with written objection to the event or condition within 30 days following the occurrence thereof, the Company does not cure the event or condition within 30 days of receiving that written objection, and the Executive resigns her employment within 30 days following the expiration of that cure period.

6.6.6. “Parachute Payment” has the same meaning as used in Section 280G(b)(2) of the Code.

6.6.7. “Restricted Period” means the period immediately following Executive’s cessation of employment equal to (a) nine (9) months, in the case of cessation of employment (without regard to whether such cessation was initiated by the Company or by Executive) in the first twelve (12) months of the Term, and (b) twelve (12) months, in the case of cessation of employment (without regard to whether such cessation was initiated by the Company or by Executive) at any time after the first twelve (12) months of the Term.”

7. Confidential Information. “Confidential Information” means information which the Company regards as confidential or proprietary and which Executive learns or develops during or related to her employment, including, but not limited to, information:

a.	relating to the Company’s products, suppliers, pricing, costs, sourcing, design, fabric and distribution processes;

b.	relating to the Company’s marketing plans and projections;

c.	consisting of lists of names and addresses of the Company’s employees, agents, factories and suppliers;

d.	relating to the methods of importing and exporting used by the Company;

e.	relating to manuals and procedures created and/or used by the Company;

f.

consisting of trade secrets or other information that is used in the Company’s business, and which give the Company an opportunity to obtain an advantage over competitors who do not know such trade secrets or how to use the same;

g.	consisting of software in various stages of development (source code, object code, documentation, flow charts), specifications, models, data and customer information;

h.	consisting of financial information and financial analysis prepared by the Company or used by the Company;

i.	consisting of legal information; and

j.	relating to contracts.

Executive assigns to Company any rights she may have in any Confidential Information. Executive shall not disclose any Confidential Information to any third-party or use any Confidential Information for any purposes other than as authorized by the Company. Executive agrees not to disclose to Company or use for her benefit any confidential information that she may possess from any prior employers or other sources.

8. Surrender of Materials. Executive hereby agrees to deliver to the Company promptly upon request or on the date of termination of Executive’s employment, all documents, copies thereof and other materials in Executive’s possession or control pertaining to the business of the Company and its customers, including, but not limited to, Confidential Information and Inventions (and each and every copy, abstract, summary or reproduction of the same made by or for Executive or acquired by Executive) and any other written or digital documents, information, access to files or information, or property (including but not limited to credit cards, laptop computers, cellphones, and security or identification cards) requested by the Board. Executive further agrees that any property situated on the premises of, and owned by, the Company or its subsidiaries or affiliates, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company’s personnel at any time with or without notice.

9. Non-Competition and Non-Solicitation. Executive acknowledges that the Company has developed and maintains at great expense, a valuable supplier network, supplier contacts, many of which are of longstanding, product designs, and other information of the type described in Section 7 of this Agreement, and that in the course of her employment (or continued employment) by the Company, Executive will be given Confidential Information concerning such suppliers and products, including information concerning such suppliers’ purchasing personnel, policies, requirements, and preferences, and such product’s design, manufacture and marketing.

9.1. Non-Competition. Accordingly, Executive agrees that during the period of Executive’s employment with the Company and its affiliates and for the Restricted Period, Executive will not directly or indirectly:

9.1.1. Provide services for a business or enterprise that, in its previous fiscal year, generated 20% or more of its gross revenue from the design, manufacture and/or sale of Conflicting Products. This subparagraph applies in the following geographic areas: (a) states and commonwealths of the United States; (b) the District of Columbia; and (c) any foreign country. Furthermore, this subparagraph only applies in the foregoing geographic areas to the extent that the Company has designed, sold or manufactured Conflicting Products within the relevant territory (or has undertaken preparations to do so) within the year prior to the termination of Executive’s employment; or

9.1.2. Provide services for the following entities (including any of their respective divisions, subsidiaries, or affiliates): (a) Gap Inc., (b) J.C. Penney Corporation, Inc., (c) Target Corporation, (d) Macy’s, Inc., (e) Sears Holding Corporation, (f) Bed Bath and Beyond, Inc., (g) Amazon.com, Inc., (h) Boscov’s (i) Century 21 Department Store, or (j) Kohl’s Corporation. Such list of entities may be modified from time to time in the sole reasonable discretion of the Board. Executive is not permitted to provide services to such businesses regardless of the amount of Conflicting Product sales generated by such businesses.

9.2. Non-Solicitation. During the period of Executive’s service with the Company and its affiliates and for twelve (12) months thereafter, Executive will not induce, attempt to induce (or in any way assist any other person in inducing or attempting to induce) any employee, consultant, supplier, licensor, licensee, contractor, agent, strategic partner, distributor or other person to terminate or modify any agreement, arrangement, relationship or course of dealing with the Company. Further, during such period Executive will not directly or indirectly, on Executive’s own behalf or on behalf of any other person or entity, employ or solicit for employment: (a) any current Company employee or agent; or (b) any former Company employee or agent who provided services to the Company within the prior 12-month period.

9.3. Non-disparagement. During the Term and thereafter, Executive shall not make or publish any disparaging statements (whether written or oral) regarding the Company or its affiliates, officers or employees (the “Company Parties”) or defame any of the Company Parties, including but not limited to the services, business ventures, integrity, veracity, or personal or professional reputation of any of the Company Parties, in any matter whatsoever.

9.4. Remedies and Injunctive Relief. Executive acknowledges that any breach by her of the provisions of this Section 9 (the “Restrictive Covenants”), whether or not willful, will cause continuing and irreparable injury to the Company for which monetary damages alone would not be an adequate remedy. Executive shall not, in any action or proceeding to enforce the Restrictive Covenants, assert the claim or defense that such an adequate remedy at law exists. If there is a breach or threatened breach of any of the Restrictive Covenants, or any other obligation contained in this Agreement, the Company shall be entitled to an injunction restraining Executive from any such breach without the necessity of proving actual damages, and Executive waives the requirement of posting a bond. Nothing herein, however, shall be construed as prohibiting the Company from pursuing other remedies for such breach or threatened breach. In the event of any action or proceeding concerning the Restrictive Covenants, Executive will reimburse the Company for its reasonable costs and attorney’s fees incurred in connection with such action or proceeding if the Company is determined by the court or other factfinder to have substantially prevailed in such matter.

9.5. Notification of Subsequent Employer. Executive agrees to disclose the existence and terms of the Restrictive Covenants to any person for whom Executive performs or proposes to perform services for during the Restricted Period.

9.6. Executive Acknowledgement. Executive acknowledges that the Restrictive Covenants are reasonable and necessary to protect the legitimate interests of the Company and its affiliates, that the duration and scope of the Restrictive Covenants are reasonable given Executive’s position within the Company, and that the Company would not have hired Executive, entered into this Agreement or otherwise agreed to provide the payments, rights and benefits described herein in the absence of Executive’s execution of this Agreement

9.7. Tolling of Periods and Enforceability. The periods in Section 9.1 and Section 9.2 shall be tolled during (and shall be deemed automatically extended by) any period in which Executive is in violation of the provisions of this Section 9. If a final and non-appealable judicial determination is made that any of the provisions of this Section 9 constitutes an unreasonable or otherwise unenforceable restriction against Executive, the provisions of this Section 9 will not be rendered void but will be deemed to be modified to the minimum extent necessary to remain in force and effect for the longest period and largest geographic area that would not constitute such an unreasonable or unenforceable restriction.

10. Intellectual Property Rights.

10.1. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, conceived or reduced to practice by the Executive individually or jointly with others during the Term and relating in any way to the business or contemplated business of the Company (regardless of when or where the Inventions are prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, “Inventions”), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof (collectively, “Intellectual Property Rights”), shall be the sole and exclusive property of the Company. The Executive acknowledges that, by reason of being employed by the Company at the relevant times, to the extent permitted by law, all of the Inventions consisting of copyrightable subject matter is “work made for hire” as defined in 17 U.S.C. § 101 and such copyrights are therefore owned by the Company. To the extent that the foregoing does not apply, the Executive hereby irrevocably assigns to the Company, for no additional consideration, the Executive’s entire right, title and interest in and to all Inventions and Intellectual Property Rights therein, including the right to sue, counterclaim and recover for all past, present and future infringement, misappropriation or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company’s rights, title or interest in any Inventions or Intellectual Property Rights so as to be less in any respect than that the Company would have had in the absence of this Agreement.

10.2. Executive agrees that, from time to time, as may be requested by the Company and at the Company’s sole cost and expense, Executive shall do any and all things that the Company may reasonably deem useful or desirable to establish or document the Company’s exclusive ownership throughout the United States of America or any other country of any and all Intellectual Property Rights in any such Inventions, including the execution of appropriate copyright and/or patent applications or assignments. To the extent Executive has any Intellectual Property Rights in the Inventions that cannot be assigned in the manner described above, Executive unconditionally and irrevocably waives the enforcement of such Intellectual Property Rights. This Section 10.2 is subject to and shall not be deemed to limit, restrict or constitute any waiver by the Company of any Intellectual Property Rights of ownership to which the Company may be entitled by operation of law by virtue of the Company’s being Executive’s employer. Executive further agrees that, from time to time, as may be requested by the Company and at the Company’s sole cost and expense, Executive shall assist the Company in every proper and lawful way to obtain and from time to time enforce Intellectual Property Rights relating to Inventions in any and all countries. To this end, Executive shall execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining, and enforcing such Intellectual Property Rights and the assignment thereof. In addition, Executive shall execute, verify, and deliver assignments of such Intellectual Property Rights to the Company or its designees. Executive’s obligation to assist the Company with respect to Intellectual Property Rights relating to such Inventions in any and all countries shall continue beyond the termination of Executive’s employment with the Company.

11. Other Conditions of Employment. Executive shall be subject to other terms and conditions of employment as set forth in: (a) the prevailing Company Team Member Handbook, (b) the prevailing Company insider trading policies, (c) any prevailing clawback or anti-hedging policies, and (d) any other Company policies, all of which shall be subject to interpretation and change from time to time at the sole discretion of the Company, so long as such terms and conditions are not materially inconsistent with the terms hereof.

12. Miscellaneous.

12.1. No Liability of Officers and Directors Upon Insolvency. Notwithstanding any other provision of the Agreement, Executive hereby (a) waives any right to claim payment of amounts owed to her, now or in the future, pursuant to this Agreement from directors or officers of the Company if the Company becomes insolvent, and (b) fully and forever releases and discharges the Company’s officers and directors from any and all claims, demands, liens, actions, suits, causes of action or judgments arising out of any present or future claim for such amounts.

12.2. Other Agreements. Executive represents and warrants to the Company that there are no restrictions, agreements or understandings whatsoever to which she is a party that would prevent or make unlawful her execution of this Agreement, that would be inconsistent or in conflict with this Agreement or Executive’s obligations hereunder, or that would otherwise prevent, limit or impair the performance by Executive of her duties under this Agreement.

12.3. Cooperation. Executive agrees that, upon reasonable notice and without the necessity of the Company obtaining a subpoena or court order, Executive shall provide reasonable cooperation in connection with any suit, action or proceeding (or any appeal from any suit, action or proceeding), and any investigation and/or defense of any claims asserted against the Company, its subsidiaries and affiliates, its predecessors and successors, and all of the respective current or former directors, officers, employees, shareholders, partners, members, agents or representatives of any of the foregoing, which relates to events occurring during Executive’s employment with the Company, its subsidiaries and affiliates as to which Executive may have relevant information (including but not limited to furnishing relevant information and materials to the Company, or its designee and/or providing testimony at depositions and at trial), provided that with respect to such cooperation occurring following termination of employment, the Company shall reimburse Executive for expenses reasonably incurred in connection therewith, and further provided that any such cooperation occurring after the termination of Executive’s employment shall be scheduled to the extent reasonably practicable so as not to unreasonably interfere with Executive’s business or personal affairs.

12.4. Successors and Assigns. The Company may assign this Agreement to any successor to its assets and business by means of liquidation, dissolution, sale of assets or otherwise. For avoidance of doubt, a termination of Executive’s employment by the Company in connection with a permitted assignment of the Company’s rights and obligations under this Agreement is not a termination “without Cause” so long as the assignee offers employment to Executive on the terms herein specified (without regard to whether Executive accepts employment with the assignee). The duties of Executive hereunder are personal to Executive and may not be assigned by her.

12.5. Governing Law and Enforcement. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws. Any legal proceeding arising out of or relating to this Agreement will be instituted in a state or federal court in the State of Delaware, and Executive and the Company hereby consent to the personal and exclusive jurisdiction of such court(s) and hereby waive any objection(s) that they may have to personal jurisdiction, the laying of venue of any such proceeding and any claim or defense of inconvenient forum.

12.6. Dispute Resolution and Arbitration. Except as otherwise provided herein (including Section 9.4), any and all justiciable controversies, claims or disputes that Executive may have against the Company and/or the Company may have against Executive arising out of, relating to, or resulting from Executive’s employment with the Company, or the separation of Executive’s employment with the Company, including claims arising out of or related to this Agreement, shall be subject to mandatory arbitration (“Mandatory Arbitration”) as set forth herein. The mutual obligations by the Company and Executive to arbitrate differences provide mutual consideration for this Mandatory Arbitration provision. Prior to commencing arbitration, if any such matter cannot be settled through negotiation, then the parties agree first to try in good faith to settle the dispute by mediation through a mediator selected by the mutual agreement of both parties. If any such matters cannot be resolved by mediation within 30 days of the Company or Executive requesting mediation (or such longer period as to which Executive and the Company agree in writing), they shall be finally resolved by final and binding arbitration. The parties shall select a neutral arbitrator and/or arbitration sponsoring organization by mutual agreement. If the parties are not able to mutually agree to an arbitrator and/or arbitration sponsoring organization, the arbitration will be held under the auspices of the American Arbitration Association (“AAA”), and except as otherwise provided in this Agreement, shall be in accordance with the then current Employment Arbitration Rules of the AAA, which may be found at www.adr.org or by using an internet search engine to locate “AAA Employment Arbitration Rules”). The arbitrator, and not any federal, state or local court or agency, shall have the exclusive authority to resolve any dispute relating to the interpretation, applicability, enforceability or formation of this Mandatory Arbitration provision. Subject to remedies to which a party to the arbitration may be entitled under applicable law, each party shall pay the fees of its own attorneys, the expenses of its witnesses and all other expenses connected with presenting its case. Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the arbitrator, and all other fees and costs, shall be borne by the Company. All Arbitral awards shall be final and binding, and the arbitration will be conducted in the City of New York, New York, in accordance with the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.). A judgement of a court of competent jurisdiction shall be entered upon the award made pursuant to the arbitration.

12.7. Waivers. The waiver by either party of any right hereunder or of any breach by the other party will not be deemed a waiver of any other right hereunder or of any other breach by the other party. No waiver will be deemed to have occurred unless set forth in a writing. No waiver will constitute a continuing waiver unless specifically stated, and any waiver will operate only as to the specific term or condition waived.

12.8. Severability. The various parts of this Agreement are intended to be severable. Should any part be rendered or declared invalid be reason of any legislation or by a decree of a court of competent jurisdiction, such part shall be deemed modified to the extent required by such legislation or decree and the invalidation or modification of such part shall not invalidate or modify the remaining parts hereof. Without limiting the generality of the foregoing, if the scope of any covenant contained in this Agreement is too broad to permit enforcement to its full extent, such covenant shall be enforced to the maximum extent permitted by law. Executive agrees that such scope may be judicially modified accordingly.

12.9. Survival. This Agreement will survive the cessation of Executive’s employment to the extent necessary to fulfill the purposes and intent of the Agreement.

12.10. Notices. All notices, requests, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, emailed (with confirmation copy by mail) or mailed, certified or registered mail, return receipt requested, with postage prepaid, to the following addresses or to such other address as either party may designate by like notice, and shall be deemed given when so delivered by hand or emailed, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service).

If to the Company, to:        Destination Maternity Corporation

                                             232 Strawbridge Drive

                                             Moorestown, New Jersey 08057

                                             Attention: General Counsel

If to the Executive, to the Executive’s most recent address as shown on the books and records of the Company and its affiliates and to such other or additional person or persons as either party shall have designated to the other party in writing by like notice.

12.11. Entire Agreement; Amendments. This Agreement contains the entire agreement and understanding of the parties hereto relating to the subjects addressed in those documents, and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating to that subject matter. This Agreement may not be changed or modified, except by an agreement in writing signed by each of the parties hereto.

12.12. Withholding. All payments (or transfers of property) to Executive will be subject to tax withholding to the extent required by applicable law.

12.13. Defend Trade Secrets Act Compliance. Executive will not be held criminally or civilly liable under any federal or state trade secret law for Executive’s disclosure of a trade secret that is made in confidence to federal, state or local government official or to an attorney, provided that such disclosure is: (a) solely for the purpose of reporting or investigating a suspected violation of law; or (b) made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the trade secret to the Executive’s attorney and use the trade secret information in related court proceedings, provided that Executive files any document containing the trade secret information under seal and does not disclose the trade secret, except pursuant to court order.

12.14. Section Headings. The headings of sections and paragraphs of this Agreement are inserted for convenience only and will not in any way affect the meaning or construction of any provision of this Agreement.

12.15. Counterparts; Facsimile. This Agreement may be executed in multiple counterparts (including by facsimile signature), each of which will be deemed to be an original, but all of which together will constitute but one and the same instrument.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and Executive has executed this Agreement, in each case on November 1, 2018.

COMPANY

DESTINATION MATERNITY CORPORATION

By:	/s/ Rodney Schriver
	Name:	Rodney Schriver
	Title:	Senior Vice President and Chief Accounting Officer

EXECUTIVE

/s/ Marla A. Ryan
Marla A. Ryan